EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces date for Q3-2026 Financial Results & Conference Call

Toronto, Ontario – August 5, 2026 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announces that it will file and release its third quarter ending June 30, 2026, following the market close on Monday, August 10, 2026. This will be followed by a conference call and webcast at 8:30 a.m. EST on Tuesday, August 11, 2026 presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update.to discuss the financial results and provide a business update.

Conference Call & Webcast details:

•	Date: Tuesday, August 11, 2026
•	Time: 8:30 am. Eastern Time (ET)
•	Toll Free: 888-506-0062
•	International: 973-528-0011
•	Participant Access Code: 793337
•	Webcast link: https://www.webcaster5.com/Webcast/Page/2975/54401

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call. For those unable to participate in the conference call, a replay will be available for two weeks beginning on August 11, 2026, through August 25, 2026. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay passcode is 54401.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energy-storage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.